
18001248

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

SEC FILE NUMBER
8- 37928

REPORT FOR THE PERIOD BEGINNING __01/01/17__ AND ENDING __12/31/17__
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

Grand Financial, Inc. 15303 Dallas Parkway, Suite 1010
                                        (No. and Street)

Addison,   TX   75001
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Gay Pike, 972-788-2080
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
                        (Name – *if individual, state last, first, middle name*)

8750 N. Central Expressway, Suite 300   Dallas   TX   75231
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __James L. Harris__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Grand Financial, Inc.__ , as of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAND FINANCIAL, INC.

Table of Contents

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Grand Financial, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grand Financial, Inc. (the Company) as of December 31, 2017, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
February 9, 2018

We have served as the Company's auditor since 2016.

GRAND FINANCIAL, INC.
Statement of Financial Condition
December 31, 2017

ASSETS

Assets:

Cash	$	111,258
Concession & placement agent fees receivable		72,518
Accounts receivable - other		6,054
Prepaid Commissions		-
Total Assets	$	189,830

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts payable	$	-
Other accrued liabilities		68,183
Total liabilities		68,183

Stockholder's equity:

Common stock, 100,000 shares authorized with $1 par value, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		1,869,377
Retained earnings (deficit)		(1,748,730)
Total stockholder's equity		121,647
Total Liabilities and Stockholder's Equity	$	189,830

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.

Statement of Operations

For The Year Ended December 31, 2017

Revenues:		
Brokerage fees	$	613,445
Placement Agent Fees		353,865
		967,310
Total Sales Revenue		
Expenses:		
Commissions		544,728
Draws Against Commission		70,988
Salaries		77,062
Payroll taxes		49,767
Outside Services		1,391
Operating expense		193,489
Taxes - Other		2,400
Filing fees		28,733
Miscellaneous Expense		402
Expense for bad debt		21,068
Other expenses (Insurance)		2,216
Professional fees		25,343
Total expenses		1,017,587
Net Income (Loss)	$	(50,277)

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2017

	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2016	$ 1,000	$ 1,743,023	$ (1,698,453)	$ 45,570
Contributions	-	126,354	-	126,354
Net income (loss)	-	-	(50,277)	(50,277)
Balances at December 31, 2017	$ 1,000	$ 1,869,377	$ (1,748,730)	$ 121,647

The accompanying notes are an integral part of these financial statements.

GRAND FINANCIAL, INC.
Statement of Cash Flows
For The Year Ended December 31, 2017

Cash flows from operating activities		
Net income (loss)	$	(50,277)
Adjustments to reconcile net income (loss) to net		
cash provided (used) by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in concession & placement agent fees receivable		(72,518)
(Increase) decrease in accounts receivable - other		10,659
(Increase) decrease in prepaid commissions		17,295
Increase (decrease) in accounts payable		(28,318)
Increase (decrease) in other accrued liabilities		55,625
Net cash provided (used) by operating activities		(67,534)
Cash flows from investing activities		
Net cash provided (used) by investing activities		-
Cash flows from financing activities		
Capital contributions		126,354
Net cash provided (used) by financing activities		126,354
Net increase (decrease) in cash		58,820
Cash at beginning of year		52,438
Cash at end of year	$	111,258

The accompanying notes are an integral part of these financial statements.

Note 1 -   Organization and Significant Accounting Policies

Nature of Business

Grand Financial, Inc. (The "Company"), was incorporated on April 16, 1987 and deals in brokerage of oil and gas private placements for an affiliated company ("Grand Energy, Inc."). The Company is registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(I) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is located in Addison, Texas.

Revenue Recognition

Brokerage fees are recorded in the period in which they are earned.

Income Taxes

Management has evaluated income tax positions taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements and also has evaluated the need for disclosure with respect to income tax positions taken that are not certain to be realized.

The Company and its shareholder have elected treatment under provisions of Subchapter S of the Internal Revenue Code; therefore, taxable income or loss from corporate operations is allocated to the shareholder. Accordingly, no provision has been made for federal income taxes in the financial statements at December 31, 2017. Any potential interest and penalty, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. Income tax returns are subject to examination by taxing authorities over various statues of limitations generally three to five years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America required management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 -   Related Party Transactions/Economic Dependency

The Company is related through common ownership to Grand Energy, Inc., a Texas corporation. Grand Energy, Inc. has agreed to pay certain operating expenses such as overhead and licensing on behalf of the Company. Pursuant to regulatory pronouncements, the Company has calculated its allocable amount of these expenses and has included such amounts in the financial statements. For the year ended December 31, 2017, these expenses totaled $193,489 and are reported as operating expenses.

Note 2 -   Related Party Transactions/Economic Dependency - continued

For the year ended December 31, 2017, the Company earned commissions of $613,445, and Placement Agent Fees of $353,865 for marketing oil and gas investments for Grand Energy, Inc.

As described in the preceding paragraphs, the Company is economically dependent on Grand Energy, Inc. The Company's financial position and results of operations could be significantly different if the company were autonomous.

Note 3 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of approximately $43,076 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.58 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 -   Credit Risk

At December 31, 2017, and at various times throughout the year, the Company may have had cash balances in excess of Federally insured limits.

Note 5 -   Liquidity/Contingencies

Continued operating losses could directly impact the Company's regulatory capital and it's ability to meet its obligations. It is management's intention to generate cash through the sale of interests in its oil and gas offerings to increase revenue. It is also management's understanding that it will continue to receive capital infusions from its shareholder as necessary. During 2017, the Company received capital contributions of $126,354 from its shareholder.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2017

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital	$	121,647
Add:		
Other deductions or allowable credits		-
Total capital and allowable subordinated liabilities		121,647
Deductions and/or charges		78,571
Net capital before haircuts on securities positions		43,076
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		-
Net capital	$	43,076

AGGREGATE INDEBTEDNESS

Accounts payable	$	-
Other accrued liabilities		68,183
Total aggregate indebtedness	$	68,183

GRAND FINANCIAL, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	4,546
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	5,000
Net capital in excess of required minimum	$	38,076
Net capital less the greater of 10% of total aggregate indebtedness or 120% of required minimum	$	36,258
Ratio: Aggregate indebtedness to net capital		1.58

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON MANAGEMENT'S EXEMPTION REPORT

 MOSS ADAMS

Review Report of Independent Registered Public Accounting Firm

To the Board of Directors
Grand Financial, Inc.

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934, in which (1) Grand Financial, Inc. identified provision 17 C.F.R. §15c3-3(k)(2)(i) (the exemption provision) under which Grand Financial, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and (2) Grand Financial, Inc. stated that Grand Financial, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Grand Financial, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grand Financial, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
February 9, 2018

GRAND FINANCIAL, INC.
15303 Dallas Parkway
Suite 1010
Addison, Texas 75001
972/788-2080

MEMBER NASD   MEMBER SIPC

January 8, 2018

GRAND FINANCIAL, INC. EXEMPTION REPORT

Grand Financial, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R.} 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R.{ {240.15c3-3 under the following provisions of 17 C.F.R. {240.15c3-3(k):[(2)(i)]

(2) The company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)[(2)(i)] throughout the most recent period of January 1, 2017 to December 31, 2017 without exception.

I, James L. Harris, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _James L. Harris_

Title:_____President_____

Date: January 8, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ON APPLYING AGREED UPON PROCEDURES TO

THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE A7a-5

 MOSSADAMS

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors
Grand Financial, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Grand Financial, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Grand Financial, Inc. (the Company) for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Grand Financial, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and,

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 9, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
13*13*****2558*****************MIXED AADC 220
37928   FINRA   DEC
GRAND FINANCIAL INC
15303 DALLAS PKWY STE 1010
ADDISON, TX 75001-4651
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

CAROL GAY PIKE (972)788-2080

2. A. General Assessment (item 2e from page 2) $ _ -0- _

   B. Less payment made with SIPC-6 filed (**exclude interest**)   (_ -0- _)

   _____
   Date Paid
   C. Less prior overpayment applied   (_ 877.00 _)

   D. Assessment balance due or (overpayment)   _ -0- _

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _ -0- _

   F. Total assessment balance and interest due (or overpayment carried forward) $ < 877.00 >

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _____

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Grand Financial Inc
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Chief Compliance Officer
(Title)

Dated the 12th day of January , 20 18 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ _967,310_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _-0-_

(2) Net loss from principal transactions in securities in trading accounts. _-0-_

(3) Net loss from principal transactions in commodities in trading accounts. _-0-_

(4) Interest and dividend expense deducted in determining item 2a. _-0-_

(5) Net loss from management of or participation in the underwriting or distribution of securities. _-0-_

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _-0-_

(7) Net loss from securities in investment accounts. _-0-_

      Total additions _-0-_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _-0-_

(2) Revenues from commodity transactions. _-0-_

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _-0-_

(4) Reimbursements for postage in connection with proxy solicitation. _-0-_

(5) Net gain from securities in investment accounts. _-0-_

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _-0-_

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _-0-_

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    Revenue From Private Placements- PPM for 2016, 91 Ltd + 2017-92 Ltd _967,310_
    (Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _-0-_

    (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _-0-_

    Enter the greater of line (i) or (ii) _-0-_

    Total deductions _967,310_

2d. SIPC Net Operating Revenues $ _-0-_

2e. General Assessment @ .0015 $ _-0-_

(to page 1, line 2.A.)

GRAND FINANCIAL, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2017